SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 7, 2008 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated August 7, 2008, the Company reported that it has subscribed a deed of barter agreement with CYRSA Sociedad Anónima (“CYRSA”), by which the Company has transferred a real property with a total surface area of 9,783 square meters. The real property is located in the City of Buenos Aires and is identified as Plot 1 L of the block 35. The block is enclosed by the following streets: Mendez de Andes street Nº 621-625-639-653 and 659, between Rojas street and Colpayo street ; Colpayo street Nº 624-626-628-636-638 and 644, between Mendez de Andes street and Felipe Vallese street; Felipe Vallese street Nº 702-724-738-742-750 and 754 between Colpayo street and Rojas street; and Rojas street Nº 629-631-633-637-639 641-649 and 677, between Felipe Vallese street and Mendez de Andes street.

CYRSA committed to develop a housing project, which will be performed in two phases: during the first phase CYRSA will construct two buildings; and in the second phase CYRSA will have the option to develop a third building.

As consideration for the transfer of the real property, CYRSA paid the sum of U$S120.000. In addition, CYRSA will have to transfer to the Company an amount of units of the new buildings equivalent to 25% of the total surface area of such buildings.

In order to secure the commitments assumed by CYRSA, CYRSA has constituted a mortgage over the real property for a total amount of US$ 12,600,000.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: August 7, 2008